Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,119	$16,481
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2014 and December 31, 2013)	5,097	5,224
Other accounts receivable and prepaid expenses	857	685

Total current assets	24,073	22,390

Other long-term assets	440	385
Severance pay fund	3,436	3,233
Property and equipment, net	1,030	879
Intangible assets, net	4,754	5,345
Goodwill	17,728	17,748

Total long-term assets	27,388	27,590

Total assets	$51,461	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$356	$458
Contingent purchase consideration	1,912	-
Deferred revenues	6,876	5,175
Employees and payroll accruals	3,559	3,210
Accrued expenses and other current liabilities	1,220	1,365

Total current liabilities	13,923	10,208

LONG-TERM LIABILITIES:

Long-term deferred revenue	632	847
Liabilities presented at fair value and other long-term liabilities	968	1,219
Contingent purchase consideration	1,709	3,280
Accrued severance pay	4,705	4,328

Total long-term liabilities	8,014	9,674

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at June 30, 2014 and December 31, 2013; Issued and outstanding: 15,179,196 shares at June 30, 2014 and 14,527,292 shares at December 31, 2013	1,752	1,677
Additional paid-in capital	132,322	130,944
Receipt on account of shares	-	81
Accumulated other comprehensive loss	(653)	(621)
Accumulated deficit	(103,897)	(101,983)

Total shareholders' equity	29,524	30,098

Total liabilities and shareholders' equity	$51,461	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended
	June 30,
	2014	2013
	Unaudited

Software licenses	$7,929	$5,043
Maintenance and services	7,446	5,644

Total revenue	15,375	10,687
Operating expenses:
Cost of revenues	1,472	1,046
Research and development	4,837	3,869
Selling and marketing	8,861	5,456
General and administrative	1,888	1,511

Total operating expenses	17,058	11,882

Operating loss	(1,683)	(1,195)
Financial expenses, net	(189)	(85)

Loss before taxes on income	(1,872)	(1,280)
Taxes on income (benefit)	42	(105)

Net loss	$(1,914)	$(1,175)

Basic and diluted net loss per share	(0.13)	(0.11)
Weighted average number of shares used in computing basic net loss per share	14,834	10,994

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended
	June 30,
	2014	2013
	Unaudited

Net loss	$(1,914)	$(1,175)

Other comprehensive income (loss):
Foreign currency translation adjustment	(32)	13

Net change in accumulated comprehensive loss	(32)	13

Comprehensive loss	$(1,946)	$(1,162)

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited
Cash flows activities:
Net loss	$(1,914)	$(1,175)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	163	114
Stock based compensation	677	306
Amortization of intangible assets	591	373
Accretion of payment obligation	341	66
Change in operating assets and liabilities:
Accrued severance pay, net	174	120
Trade receivables	127	430
Other accounts receivable and prepaid expenses	(50)	(118)
Other assets	(12)	3
Trade payables	(102)	44
Deferred revenues	1,486	977
Employees and payroll accruals	349	(322)
Accrued expenses and other liabilities	(145)	(413)
Liabilities presented at fair value and other long-term liabilities	(251)	(69)
Change in deferred taxes, net	(165)	(174)

Net cash provided by operating activities	1,269	162

Cash flows from investing activities:
Purchase of property and equipment	(314)	(484)

Net cash used in investing activities	(314)	(484)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	695	151
Receipts on account of shares	-	133
Payment of contingent consideration	-	(2,000)

Net cash provided by (used in) financing activities	695	(1,716)

Foreign currency translation adjustments on cash and cash equivalents	(12)	32

Increase (decrease) in cash and cash equivalents	1,638	(2,006)
Cash and cash equivalents at the beginning of the period	16,481	3,778

Cash and cash equivalents at the end of the period	18,119	1,772

Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	$382	$389

Supplemental disclosure of non-cash investing activity:
Purchase of property and equipment	-	$36

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") and its subsidiaries develop, market, sell and support information availability software solutions that enable access, sharing, replication, management, consolidation and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance, consulting, and other related services for its products.

On December 18, 2013, the Company completed, through the Company's wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Hayes Technology Group, Inc. (“Hayes”), a U.S.-based provider of data replication software solutions for SAP environments.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2014, consolidated results of operations for the six months ended June 30, 2014 and 2013 and cash flows for the six months ended June 30, 2014 and 2013.

The balance sheet at December 31, 2013 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2013, included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on April 8, 2014. Results for the six months ended June 30, 2014 are not necessarily indicative of results that may be expected for the year ending December 31, 2014.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
Impact of recently issued accounting standard not yet adopted:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

NOTE 3:-	CONTINGENT PURCHASE CONSIDERATION

The Company is liable for milestone-based contingent payments established in connection with the acquisition of Hayes (the “Contingent Payment Obligation”). These contingent payments, which are payable to Hayes former shareholders, had an acquisition-date estimated fair value of $3,251.  The Contingent Payment Obligation will continue to be accounted for and measured at fair value until the contingency is settled during fiscal years 2015 and 2016.  The fair value measurement of the Contingent Payment Obligation is based primarily on projected 2014 and 2015 Hayes revenues, which represent significant inputs not observed in the market and thus represents a Level 3 measurement. The Contingent Payment Obligation is revalued to its current fair value at each reporting date.  Any increase or decrease in the fair value, as a result of changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in financial expenses in the consolidated results of operations in the period the estimated fair value changes. The fair value of the Contingent Payment Obligation was estimated using a Monte Carlo Simulation of the triangular model with a discount rate of 16%. The fair value of the Contingent Payment Obligation was $3,621 at June 30, 2014 and $3,280 at December 31, 2013, based on the projected revenues of Hayes.

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE

According to the loan agreement ("Agreement") with Plenus Technologies Ltd. and its affiliates, ("Plenus"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011), Plenus is entitled to compensation of 15% of the proceeds payable in a Fundamental Transaction (as defined in the Agreement), upon consummation of a Fundamental Transaction until December 31, 2017. During such period, Plenus may elect to receive the $300 in cash in lieu of such compensation.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE (Cont.)

The above mentioned compensation right of Plenus was accounted for in accordance with ASC No. 815-40, "Derivatives and Hedging", based on which was considered a derivative and presented at fair value, within liabilities presented at fair value and other long term  liabilities, which is marked to market at each reporting period. As of June 30, 2014 and December 31, 2013, the liability amounted to $840 and $1,093, respectively. The fair value of this derivative was based on valuation performed by a third- party valuation firm using the Binomial Model for options valuation based on assumptions provided by management.

The Company classified the fair value of this derivative as level 3, in accordance with ASC No. 820, "Fair Value Measurements".

During the six months ended June 30, 2014 and 2013, financial income from revaluation of liabilities presented at fair value amounted to $253 and $63, respectively.

NOTE 5:-	SHAREHOLDERS' EQUITY

1.
On November 26, 2013, the Company closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for the Company were approximately $18,000.

2.	During the six months ended June 30, 2014, 226,967 warrants were exercised into 226,967 of the Company’s ordinary shares for a total amount of $109.

3.	The fair value for options granted in the periods presented is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2014	2013
	Unaudited

Risk free interest	1.16%	0.57%
Dividend yields	0%	0%
Volatility	63%	81%
Expected life (in years)	4	4

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHAREHOLDERS' EQUITY (Cont.)

4.	The following is a summary of the Company's stock options activity for the six months ended June 30, 2014:

	Number of options (in thousands)	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2013	1,715	$3.47
Granted	432	11.10
Exercised	(425)	1.56
Canceled or forfeited	(17)	7.36

Outstanding at June 30, 2014	1,705	$5.85	3.79	$5,153

Exercisable at June 30, 2014	868	$2.59	2.30	$4,574

Vested and expected to vest at June 30, 2014	1,623	$5.64	3.70	$5,129

5.	The weighted average fair value of options granted during the six months ended June 30, 2014 was $5.40.

6.	The following table shows the total stock-based compensation expense included in the interim consolidated statements of operations:

	Six months ended June 30,
	2014	2013
	Unaudited

Research and development	$191	$132
Selling and marketing	298	88
General and administrative	188	86

Total stock-based compensation expense	$677	$306

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2014	2013
	Unaudited
Financial income:
Revaluation of liabilities presented at fair value	$(253)	$(63)
Exchange rate differences and other	(34)	(22)

	(287)	(85)
Financial expenses:
Interest	6	5
Exchange rate differences and other	129	99
Accretion of contingent payment obligation	341	66

	476	170

	$189	$85